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                                  May 28, 2002

Mr. Brian Helman
12350 Rockledge Circle
Boca Raton, Florida 33428

Dear Brian:

On behalf of NEON Systems, Inc. ("NEON" or the "Company"), I would like to offer you a position with the Company. The terms of your employment are summarized herein.

As of June 10, 2002, you will commence employment with NEON in its Sugar Land, Texas office. Your position will initially be Vice President of Finance, reporting to the President and CEO of NEON, until such time as the Company's Form 10-K for the fiscal year ended March 31, 2002 is filed and the current CFO has provided a period of transition to you with respect to the Company's financial affairs. At the Company's Board meeting on July 3, 2002, I anticipate that the Board will appoint you as NEON's Chief Financial Officer, reporting to me, the President and CEO of NEON.

Your initial base salary will be $15,000.00 monthly ($180,000, annualized). During the first three years of employment, should you be terminated for any reason other than voluntary resignation or for good cause, upon signing a release/waiver of liability satisfactory to the Company, you will receive 12 months of severance pay in a lump sum payment. If the Company is acquired and you are not offered a position of equal or superior responsibility resulting in your resignation of employment, such resignation will be considered involuntary termination for the purpose of determining your eligibility for severance.

Subject to the approval of the Compensation Committee of the Board of Directors, you will be granted 100,000 options to purchase shares of the Company's common stock pursuant to the terms and conditions of NEON's 2002 Stock Plan. Generally, these shares will vest over a four (4) year period of continuous employment with NEON on the following basis: one-quarter (1/4) of the total shares shall vest on the first anniversary of your date of employment, with one-sixteenth (1/16) of the total shares vesting each quarter thereafter for 12 additional quarters of continuous employment. Notwithstanding the foregoing, if the Company is acquired and within twelve (12) months of the acquisition you are terminated for any reason other than cause or you are not offered a position of equal or superior responsibility resulting in

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your voluntary termination, then all of the total options granted to you will vest and become exercisable immediately.

You will have the right to participate in the health insurance, life insurance, dental insurance and other employee benefits, including standard vacation days, which are regularly offered by the Company pursuant to applicable plan documents and subject to the same terms, conditions and limitations applicable to similarly situated employees. Such benefits may change from time to time. Unused vacation days are neither carried over or subject to compensation.

In connection with your employment with NEON in a managerial capacity, you have agreed to relocate to Sugar Land, Texas and will work out of the corporate headquarters of NEON at 14100 Southwest Freeway, Suite 500, Sugar Land, Texas 77478. In connection with such relocation, NEON will provide a reference for employment to a reputable mortgage company or other financial institution for the purpose of assisting you in obtaining a mortgage loan for the purpose of purchasing a permanent residence in or near Sugar Land, Texas. In connection with your relocation to Sugar Land, Texas, NEON will also reimburse your reasonable moving expenses, upon submission of an expense report on the Company's standard form accompanied by valid receipts. Such reimbursable moving/relocation expenses shall be subject to pre-approval by NEON and shall include, without limitation, (i) standard moving expenses, (ii) reasonable temporary living expenses or housing for up to 60 days time while arranging to move your residence to Sugar Land, Texas, (iii) reasonable travel expenses, (iv) reasonable closing costs associated with the sale of your existing residence in Florida and (v) reasonable closing costs associated with the purchase of a replacement residence in Sugar Land, Texas, plus an additional amount representing a gross-up of any state or federal taxes payable by you as a result of such reimbursement. In this regard, you should obtain two quotes from reputable moving and transfer companies and submit both to Neon for review and approval.

In connection with your employment with NEON, you represent to NEON that: (i) you understand and agree that you have an obligation to refrain from using or disclosing the confidential information or trade secrets of your prior employers, (ii) it is not the intention of the Company to obtain from you any such confidential information or trade secrets; (iii) to the best of your knowledge, the position NEON is offering you should not require or make likely the use or disclosure of such confidential information or trade secrets; and
(iv) you agree that during the term of your employment with NEON, if you feel that any assignment you are given requires or makes likely your use or disclosure of your prior employer's confidential information or trade secrets, that you will promptly bring this to the attention of the President of NEON.

Your employment is at-will; that is, either the Company or you may terminate the employment relationship at any time, for any reason, with or without notice. Nothing in this letter is to be construed as modifying the at-will nature of your employment relationship. You further understand and agree that no manager or representative of

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the Company has any authority to enter into any agreement contrary to the foregoing, except that the President of the Company may make such an Agreement in writing.

As a condition of your employment with the Company, you will be required to sign a standard Nondisclosure Agreement (a copy of which is included for your review) on your start date.

Please indicate your acceptance of this offer by signing below.

NEON has ambitious plans to become an extraordinary provider of quality software in the industry. Your contribution will be a key element toward that goal. We look forward to you joining our team.

Sincerely,



Louis R. Woodhill
President and Chief Executive Officer
NEON Systems, Inc.

Agreed and Accepted By:

/s/ Brian Helman
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Brian Helman